

August 16, 2010

John J. Hafferty
Executive Vice President & CFO
Pacer International, Inc.
6805 Perimeter Drive
Dublin, Ohio 43016

   Re: **Pacer International, Inc.**
       Form 10-K for fiscal year ended December 31, 2009
       Filed February 23, 2010
       File No. 000-49828

Dear Mr. Hafferty:

   We have completed our review of your filing and do not have any further comments at this time.

          Sincerely,

          Lyn Shenk
          Branch Chief